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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(A) OF
THE INVESTMENT COMPANY ACT OF 1940

        The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Stone Harbor Credit Recovery Income Fund

Address of Principal Business Office:

1290 Broadway, Suite 1100
Denver, Colorado 80203

Telephone Number (including area code): (800) 320-2577

Name and address of agent for service of process:

JoEllen L. Legg, Esq.
ALPS Fund Services, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203

Copies to:

Philip J. Niehoff, Esq.
Mayer Brown LLP
71 South Wacker Street
Chicago, Illinois 60606
(312) 782-0600

Adam J. Shapiro, Esq.
Stone Harbor Investment Partners LP
31 West 52nd Street, 16th Floor
New York, New York 10019
(212) 548-1021

Check appropriate box:

        Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒    NO ☐

        A copy of the Certificate of Trust of the Registrant is on file with the Secretary of the State of Delaware, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property of the Trust.

 SIGNATURE

        Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Denver and the State of Colorado on the 18th day of September, 2009.

STONE HARBOR CREDIT RECOVERY INCOME FUND
By: /s/ EDMUND J. BURKE Name: Edmund J. Burke Title: Initial Trustee
Attest: /s/ PATRICK BUCHANAN Name: Patrick Buchanan Title: Assistant Treasurer

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SIGNATURE